UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36878, 000-55336 and 333-210687 National Commerce Corporation
(Exact name of registrant as specified in its charter) c/o CenterState Bank Corporation 1101 First Street South, Suite 202 Winter Haven, Florida 33880 (863) 293-4710
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices) See Annex A attached hereto
(Title of each class of securities covered by this Form) None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)☒ Rule 12g-4(a)(2)☐ Rule 12h-3(b)(1)(i)☒ Rule 12h-3(b)(1)(ii)☐ Rule 15d-6☐ Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: See Annex B attached hereto*

*National Commerce Corporation was merged with and into CenterState Bank Corporation on April 1, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, CenterState Bank Corporation, as successor by merger to National Commerce Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 11, 2019	CENTERSTATE BANK CORPORATION, as successor by merger to National Commerce Corporation

	By:	/s/ Jennifer L. Idell
Jennifer L. Idell
Its Executive Vice President and Chief Administrative Officer

Annex A

1. Common Stock, par value $0.01 per share (“Common Stock”)

2. 6.0% Fixed-to-Floating Rate Subordinated Notes due June 1, 2026 (“Subordinated Notes”)

Annex B

Title of Securities	Approximate Number of Holders of Record
Common Stock	0
Subordinated Notes	10